UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40533

Dingdong (Cayman) Limited

(Registrant’s Name)

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨

EXHIBIT INDEX

Exhibit No.	Description
99.1	Dingdong Announces Intention to Utilize Substantial Majority of Proceeds from Sale of China Operations for Share Repurchase Plans and/or Dividends upon Closing of Transaction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

Date: February 10, 2026	By:	/s/ Changlin Liang
	Name:	Changlin Liang
	Title:	Director and Chief Executive Officer

Exhibit 99.1

Dingdong Announces Intention to Utilize Substantial Majority of Proceeds from Sale of China Operations for Share Repurchase Plans and/or Dividends upon Closing of Transaction

SHANGHAI, February 10, 2026 — Dingdong (Cayman) Limited (“Dingdong Cayman” or the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, today announced that it intends to utilize a substantial majority of the cash proceeds from the sale of its China operations upon the closing of such Transaction (as defined below) for share repurchases or the issuance of dividends to its shareholders.

As previously disclosed on February 5, 2026, the Company entered into a definitive Share Purchase Agreement (the “Share Purchase Agreement”) with Two Hearts Investments Limited (“Buyer”), a wholly-owned subsidiary of Meituan (HKEX: 3690). Pursuant to the Share Purchase Agreement, Dingdong Cayman has agreed to sell to the Buyer all issued and outstanding shares of Dingdong Fresh Holding Limited, Dingdong Cayman’s wholly-owned subsidiary incorporated in the British Virgin Islands (“Dingdong BVI” or the “Target Company”), which holds through a series of wholly-owned and majority equity interest subsidiaries substantially all of Dingdong Cayman’s operations in China (the “Transaction”).

Pursuant to the terms of the Share Purchase Agreement, Buyer will pay cash consideration of US$717 million in the Transaction. In addition, Dingdong Cayman will have the right to receive prior to August 31, 2026 total cash not exceeding US$280 million from Dingdong BVI and its subsidiaries (provided that the total net cash of Dingdong BVI and its subsidiaries on a consolidated basis as of December 31, 2025 minus such amounts received by Dingdong Cayman shall not be less than US$150 million). As such, Dingdong Cayman expects that it will receive up to US$997 million in cash proceeds from the Transaction. This amount is subject to certain adjustments, including those based on certain net cash, net working capital and other financial line item thresholds of Dingdong BVI and its subsidiaries as of certain agreed upon dates. In the event that the net cash of Dingdong BVI and its subsidiaries on a consolidated basis as of December 31, 2025 minus the amounts received by Dingdong Cayman as described above is less than US$150 million, the Buyer has the right to adjust the purchase price cash consideration at closing for any such shortfalls.

The final adjusted consideration will be payable in cash in two installments: (i) 90% of the consideration payable at closing, and (ii) the remaining 10% payable following the Company’s settlement of applicable taxes related to the Transaction.

As previously disclosed, the closing of the Transaction is subject to the satisfaction or waiver of various conditions, including, among other things, the approval by the Company’s shareholders,

Exhibit 99.1

the receipt of anti-monopoly clearance from the State Administration for Market Regulation of the People's Republic of China (SAMR), the completion of the carve-out of the Company’s overseas business carve-out, the completion of non-resident indirect transfer tax filings and the absence of any material adverse effect. A description of the primary closing conditions for the Transaction is set out at the end of this press release.

Subject to the satisfaction and/or waiver of the Transaction’s closing conditions and the successful closing of the Transaction and the receipt by the Company of the cash proceeds from the Transaction, the Company intends to utilize not less than 90% of the Company’s cash balance after the closing of the Transaction (after adjustments for cost and expense payables) for share repurchase plans and/or dividends to the Company’s shareholders. The terms of any such share repurchase plans and dividends will be determined after the closing of the Transaction and subject to approval by the Company’s Board of Directors and, if required, by the Company’s shareholders. However, there can be no assurance that (i) the Transaction’s closing conditions will be satisfied or waived, (ii) the Transaction will close and the Company will receive cash proceeds from the Transaction and (iii) any share repurchase plans or dividends will be made. As the closing of the Transaction is subject to substantial uncertainty and factors beyond the Company’s control, the Company and its board of directors urges the Company’s shareholders, holders of the Company’s American Depositary Shares (“ADSs”) and potential investors to exercise caution when dealing in ordinary shares, ADSs and/or other securities of the Company.

The Transaction is subject to, among others, the following closing conditions:

•
Dingdong Cayman’s and the founder’s representations and warranties in the Share Purchase Agreement shall be true, accurate and not misleading in all material respects and shall not omit any material facts on the closing date, except for those would not result in a material adverse effect;
•
each party thereto shall have performed all covenants and obligations under transaction documents to be performed prior to the closing date in all material respects, except for those would not result in a material adverse effect;
•
there shall be no applicable laws or actions by any governmental authority that restricts, prohibits or cancels the Transaction;
•
(i) resolutions of shareholders and board of Dingdong BVI in respect of this Transaction and the resignation of existing directors of Dingdong BVI, (ii) resolutions of shareholders and board of Dingdong Cayman in respect of this Transaction and the transaction documents, (iii) resolutions of board of Dingdong BVI and its subsidiaries established outside China in respect of the resignation of existing authorized signatories of the bank accounts thereof effective as of the closing date, (iv) resolutions of shareholders and board

Exhibit 99.1

of Dingdong BVI’s subsidiaries in respect of the resignation of existing legal representatives, directors, supervisors and senior management personnel effective as of the closing date, shall have been passed;
•
no material adverse effect shall have been discovered by the Buyer in its due diligence of Dingdong BVI and its subsidiaries;
•
there shall have been no material adverse change since December 31, 2025;
•
Dingdong Cayman shall have completed non-resident indirect transfer tax filings related to the Transaction;
•
the receipt of anti-monopoly clearance in respect of the Transaction from the State Administration for Market Regulation of the People's Republic of China (SAMR);
•
the Buyer has completed the filing with the PRC National Development and Reform Commission related to the Transaction;
•
other than certain contracts under ordinary course of business, the relevant existing contracts between Dingdong BVI and its subsidiaries (as one party) and Dingdong Cayman and its subsidiaries (other than Dingdong BVI and its subsidiaries) (as the other party) shall have been completed; and, if after receipt by Dingdong Cayman of total cash not exceeding US$280 million from Dingdong BVI and its subsidiaries, Dingdong BVI and its subsidiaries owe any debts to Dingdong and its subsidiaries (other than Dingdong BVI and its subsidiaries), such debts shall have been fully waived;
•
Dingdong Cayman shall have submitted to the Buyer a reorganization plan for the carve-out of overseas business and relevant personnel and assets and such reorganization shall have been completed;
•
Dingdong BVI and its subsidiaries shall have obtained all necessary consents from loan institutions in respect of the Transaction; and
•
the pre-closing inventory check shall have been completed by Dingdong Cayman and Buyer.

About Dingdong (Cayman) Limited

Dingdong (Cayman) Limited is a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. Leveraging our deep insights into consumers' evolving needs and our strong food innovation capabilities, we have

Exhibit 99.1

successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic, operational, share repurchase and dividend plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the successful completion of the Transaction; Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the on-demand e-commerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; Dingdong’s proposed use of proceeds; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Exhibit 99.1

Dingdong Fresh

ir@100.me